LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, Suite 1610

New York, New York 10004

(212) 732-7184   Fax: (212) 202-6380

E-mail: lou@louistlaw.com

October 5, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn:

Karl Hiller, Branch Chief

Lilly Dang, Staff Accountant

Re:

Edgewater Foods International, Inc.

Form SB-2/A Filed July 20, 2006 File No. 333-135796; Form 10-KSB/A for Fiscal Year Ended August 31, 2005 Filed July 17, 2006; Form 10-QSB/A for Fiscal Quarter Ended February 28, 2006 Filed July 17, 2006; Form 10-QSB for the Fiscal Quarter Ended May 31, 2006 Filed on July 17, 2006.

File No. 333-106955

Dear Mr. Hiller:

This letter is provided in response to your letter dated August 2, 2006, our telephone conversation on or about September 7, 2006 with Ms. Lilly Dang, as well as Tangela Richter and Donna Levy’s letter dated August 16, 2006regarding the above-referenced periodic reports and registration statement for our client, Edgewater Foods International, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Edgewater Foods and not our law firm.

Responses 1-8 below were filed in draft form on August 18, 2006 in response to your letter dated August 2, 2006.  Responses 9-14 below are in response to the comments raised during our telephone conversation with Ms. Dang.  Response 15 below is in response to previous comments (from your letters dated May 3, 2006 and August 2, 2006) concerning the qualified “except for” opinion on Island Scallops’ Ltd. Financial statements as of August 31, 2004 and presenting certain financial statements in U.S. Dollars.  The responses to the August 16, 2006 letter are provided at the end of this letter and are numbered to correspond to the comment numbers contained in the August 16, 2006 letter.

Responses to SEC Division of Corporate Finance Letter dated August 2, 2006

1.

Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your annual and interim reports.  Similarly, any revisions to your annual report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner.  Note that in addition to your interim report on Form 10-QSB for the quarter ending February 28, 2006, you will need to amend your Form 10-QSB for the quarter ended November 30, 2005.  Please contact us regarding these revisions prior to submitting your response to this comment letter.

Response:

We have revised the documents accordingly.

2.

Please confirm whether all the zero amounts in the table are correct.  Expand footnote (2) as appropriate to discuss Mr. Michael Boswell’s compensation.

Response:

We have revised the documents accordingly.

3.

We note your disclosure referencing use of the term “non-GAAP financial measure,” although you have not specified the particular measure to which you refer.  If you are using such term to refer to the estimated market values of your tenures, please remove this labeling from your measure since the term “non GAAP financial measure” is not ordinarily associated with discussion of market values.  Otherwise, disclose the information required under Item 10(h) of Regulation S-B.

Response:

 We have revised the documents accordingly.

4.

Please add an explanatory note to the forepart of each of your periodic reports to disclose reasons for your amendment.

Response:

 We have revised the documents accordingly.

5.

We note that you revised the cover of your filing in response to prior comment 2.  However, the wording of the question posed in the disclosure provision requires that you check the No box instead of the Yes box if you are required to file reports pursuant to Section 13 or 15d of the Exchange Act.

Response:  We have revised the documents accordingly.

6.

We note your response to prior comment 4 indicating that you are working with BME + Partners to revise their audit and remove their qualified audit opinion on your financial statements as of August 31, 2004 and for the year then ended. Until such time, you have removed their audit report and labeled the 2004 columns of your financial statements as

“unaudited.”  Please also label the row “Balance at August 31, 2004” in your Statement of Stockholders’ Equity as “unaudited.”

Additionally, please revise your Statement of Stodkholders’ Equity to fix the following typographical and footing errors that we noted:

(a)

It appears that the $10 amount related to common stock issued for services should be zero in the APIC column and $10 in the Total column, based on your response to prior comment 14 and disclosure in your Note 12.

(b)

It appears that the $860 amount related to common stock issued in connection with recapitalization should be zero in the Total column, based on your response to prior comment 6 and disclosure in your Note 1 that you received zero net assets in the reverse merger.

(c)

The forgiveness of shareholder debt amount of $3,153,848, as referenced in your response to prior comment 12 and disclosure in your Note 8, is not correctly reflected in the APIC and Total columns.

Please ensure that after all corrections, your August 31, 2005 ending equity balance foots to the right total.

Response:  We have revised the documents accordingly.

7.

Please label to indicate that your pro forma balance sheet is expressed in U.S. Dollars, based on your response to prior comment 18.

Response:  We have revised the documents accordingly.

8.

Please revise your pro forma consolidated income statement to reflect presentation of your pro forma operation results for the 2004 fiscal year and 2005 interim period of nine months for both Island Scallops and Heritage in accordance with Regulation S-X, Rule 11-02, Instruction 7(c)(2) and (3).  Additionally, please ensure that all amounts are in appropriate columns, as we noted several instances of amounts appearing in the Adjustments column when they should be in the Pro Forma column.

Alternatively, since your recognized zero net assets in the reverse merger, as disclosed in your notes to the pro forma financial statements, you may wish to consider the provision set forth in Rule 11-02(b)(1) of Regulation S-X, which may provide an accommodation if a pro forma income statement would not be meaningful, where the effect could be aptly described in narrative form.  Please contact us in the course of compiling your response if you believe this would be appropriate under the circumstances.

Response:  Per the guidance set forth in Rule 11-02(b)(1) of Regulation S-X and as a suggested alternative, we will revise our Pro Forma Combining Financial Statements in our Form 8-K/A2 (filed on July 17, 2006) with an explanation that outlines why a pro forma income statement would not be meaningful.  As such, paragraph six of our Unaudited Notes to Pro Forma Combining Financial Statements will be revised as follows:

“Since the net assets assumed by Edgewater Foods International in the reverse merger were $0, the pro forma combining income statement would not be meaningful and simply presented the pro forma income statement of Edgewater.  As such and per the provision set forth in Rule 11-02(b)(1) of Regulation S-X, the unaudited pro forma combining financial information are not presented for illustrative purposes.”

Responses to Comments Raised During Telephone Conversion with Lilly Dang of SEC’s Division of Corporate Finance Letter on or about September 7, 2006

9.

As requested, we revised our Current Report on Form 8-K/A filed on July 17, 2006 to remove reference to the Pro Forma financial information under Item 9.01 (b).  Accordingly, the disclosure is revised as follows:

“The following pro forma balance sheet has been derived from the balance sheet of Heritage Management, Inc. at June 30, 2005 and adjusts such information to give the effect to the acquisition of Edgewater Foods International (Island Scallops, Ltd.) as if the acquisition had occurred at May 31, 2005.  The pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at May 31, 2005.”

1.

As requested, we corrected the typo on page F-25 of our Current Report on form 8-K/A filed on July 17, 2006 to properly state “a public shell company” rather than “a public sheet company.”  Accordingly, the disclosure is revised as follows:

“On August 15, 2005, Heritage Management, Inc. (“Heritage”), a public shell company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000, completed a Share Exchange (the “Share Exchange”) with Edgewater Foods International, Inc., the parent company of Island Scallops Ltd. an aquaculture company located in Vancouver Island, British Columbia.”

11.

As requested, we removed the reference to Island Scallops’ historical financial statements on page F-2 5 of our Current Report on form 8-K/A filed on July 17, 2006.  Accordingly, we revised our disclosure on page 5 as follows:

“On June 29, 2005, Edgewater Foods International, Inc., a private holding company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for 100% equity interest in Island Scallops, Ltd.  As a result of the share exchange, Island Scallops, Ltd. become the wholly own subsidiary of Edgewater Foods International, Inc.  As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater Foods International.  The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater Foods after the exchange, although Edgewater is the legal parent company.  The share exchange was treated as a recapitalization of Edgewater.  As such, Island Scallops is the continuing entity for financial reporting purposes.”

12.

As requested, we corrected the grammar under the Assumptions and Adjustments section on page 5 of our Current Report on form 8-K/A filed on July 17, 2006.  Accordingly, the disclosure is revised as follows

Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage delivered zero assets and zero liabilities at time of closing.

13.

As requested, we expanded the explanatory note to the forepart of our Annual Report on Form 10-K for the year ending August 31, 2005 to explain the reason for both the first amendment to such Annual Report, which was filed on July 17, 2006, and this second amendment.  Accordingly, the disclosure on page 4 is revised as follows:

“We are filing this amendment number 2 to our Annual Report on Form 10-KSB for the year ending August 31, 2005, which was initially filed on December 14, 2005, to respond to comments we have received from the SEC.  We filed the first amendment in response to the SEC’s comments on July 17, 2006.  Pursuant to the SEC’s comments, we revised our Annual Report for the year ending August 31, 2005 as follows: (i) described the reasons for our change in inventory carrying costs in the Comparison of Results for the Fiscal Year Ended August 31, 2005 to Fiscal Year Ended August 31, 2004 on page 19 ; (ii) revised disclosure under the Inventory section of Note 2:  Significant Accounting Policies on page 36 to recognize certain inventory costs; (iii) revised our statement of operations for the Fiscal Year Ended August 31, 2005 to reflect the gain of the sale of our tenure as part of our loss for operations and more appropriately account for other line item entries in such statement; (v) revised our disclosure in Note 1 – Basis of Presentation, Organization and Nature of Operations, page 35 to expand our disclosure to clarify information related to the reverse merger transactions we have undergone; (vi) expanded our disclosure in the Government Assistance section of Note 2 – Significant Accounting Policies, page 38 to discuss the nature of certain future conditions under which repayment of government assistance may not be required; (vii) revised our disclosure in the Concentration of Risk section of Note 2 – Significant Accounting Policies, page 39 to specify the revenues attributable to individual customers contributing 10 percent of more of our revenue each year to comply with paragraph 39 of SFAS 131; (viii) expanded our disclosure in the Recent Accounting Pronouncements section of Note 2 – Significant Accounting Policies, page 41 to clarify the impact that the new accounting standards are expected to have on our financial statements and make such disclosure current; (ix) expanded our disclosure in Note 7 – Short Term Debt, page 44 to clarify the term “first charge” and discuss how much has been accrued to date and when we plan to pay for the liability; (x) revised our disclosure in Note 8 – Forgiveness of Note Due Shareholder, page 49 to discuss the manner by which this item is reflected in each of our financial statements; (xi) revised our disclosure in Note 10 – Contingent Liabilities, page 46 to expand our disclosure to explain the nature of the parties’ violation, why we believe that we are entitled to keep the balance of the deposits and why one of the parties believes that they are owned additional funds regarding a sale of geoduck in 2002; (xii) revised our disclosure in Note 12 – Stock-Compensation Expense, page 48 to explain our rationale for valuing 100,000 shares issued to an individual who provided services to your company at par value; (xiii) revised our disclosure in Item 8A. Controls and Procedures, page 50 to conform to the wording and timing requirements of Regulation S-B, Item 308(c); (xiv) to correct typographical errors in our Statement of Stockholders’ Equity for that same year; (xv) since our current auditors completed an unqualified audit of our financial statements for the fiscal year ended August 31, 2004, we updated the independent auditors report for the fiscal year ended August 31, 2005 and labeled the 2004 columns as “audited”; and, (xvi) to remove reference to Non GAAP Financial Measures from Management’s Discussion and Analysis since such measure is not associated with discussion of market values.  No other information in the Form 10-KSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-KSB and we have not updated the disclosure in this Amendment to speak as of any later date.”

In addition, we expanded the explanatory note to the forepart of our Quarterly Report on Form 10-QSB for the quarter ending November 30 , 2005 to explain the reason for this second amendment.  Accordingly, the disclosure is revised as follows:

“We are filing this amendment number 2 to our Quarterly Report on Form 10-QSB for the quarter ended November 30, 2005, which was initially filed on January 17, 2006, to ensure that information presented in all of our filings is consistent since we also filed amendments to our Annual Report on Form 10-KSB for the year ending August 31, 2005 on July 17, 2006 and on this same day, as well as amendments to our Quarterly Report on Form 10-QSB for the quarter ending February 28, 2006.  Specifically, we (i) revised the line items Additional Paid in Capital and Accumulated other comprehensive income; (ii) revised disclosure contained in the Notes to our Financial Statements to be consistent with similar disclosure in our other reports; (iii) revised disclosure under the Inventory section of Note 2:  Significant Accounting Policies on page 8 to recognize certain inventory costs; (iv) revised our disclosure in Note 1 – Basis of Presentation, Organization and Nature of Operations, page 7 to expand our disclosure to clarify information related to the reverse merger transactions we have undergone; (v) expanded our disclosure in the Government Assistance section of Note 2 – Significant Accounting Policies, page 10 to discuss the nature of certain future conditions under which repayment of government assistance may not be required; (vi) expanded our disclosure in the Recent Accounting Pronouncements section of Note 2 – Significant Accounting Policies, page 12 to clarify the impact that the new accounting standards are expected to have on our financial statements and make such disclosure current; (vii) expanded our disclosure in Note 7 – Short Term Debt, page 15 to clarify the term “first charge” and discuss how much has been accrued to date and when we plan to pay for the liability; (viii) revised our disclosure in Note 9 – Contingent Liabilities, page 17 to expand our disclosure to explain the nature of the parties’ violation, why we believe that we are entitled to keep the balance of the deposits and why one of the parties believes that they are owned additional funds regarding a sale of geoduck in 2002; (ix) revised our disclosure in Item 3 Controls and Procedures, page 21 to conform to the wording and timing requirements of Regulation S-B, Item 308(c); (x) to correct typographical errors in the Stockholders Deficit portion of our Balance Statement; and (xi) revised Note 5 – Investment in Other Assets (Tenures) , page 14 to discuss the implications of late or non-payments to the government on our ability to renew shellfish tenures.  No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.”

In addition, we expanded the explanatory note to the forepart of our Quarterly Report on Form 10-QSB for the quarter ending February 28, 2006 to explain the reason for both the first amendment to such Quarterly Report, which was filed on July 17, 2006, and this second amendment.  Accordingly, the disclosure is revised as follows:

“We are filing this amendment number 2 to our Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006, which was initially filed on April 14, 2006, to ensure that information presented in all of our filings is consistent since we also filed an amendment to our Annual Report on Form 10-KSB for the year ending August 31, 2005 and our Quarterly Report on Form 10-QSB for the quarter ending November 30, 2005 on this same date.  Specifically, we are filing this Amendment 2 to correct typographical errors in the Stockholders Deficit portion of our Balance Statement.  Our first amendment to this Quarterly Report was filed on July 17, 2006 to revise the document as follows: (i) revised the line items Additional Paid in Capital and Accumulated other comprehensive income; (ii) revise disclosure contained in the Notes to our Financial Statements to be consistent with similar disclosure in our other reports; (iii) revised disclosure under the Inventory section of Note 2:  Significant Accounting Policies on page 7 to recognize certain inventory costs; (iv) revised our disclosure in Note 1 – Basis of Presentation, Organization and Nature of Operations, page 6 to expand our disclosure to clarify information related to the reverse merger transactions we have undergone; (v) expanded our disclosure in the Government Assistance section of Note 2 – Significant Accounting Policies, page 9 to discuss the nature of certain future conditions under which repayment of government assistance may not be required; (vi) expanded our disclosure in the Recent Accounting Pronouncements section of Note 2 – Significant Accounting Policies, page 11 to clarify the impact that the new accounting standards are expected to have on our financial statements and make such disclosure current; (vii) expanded our disclosure in Note 7 – Short Term Debt, page 14 to clarify the term “first charge” and discuss how much has been accrued to date and when we plan to pay for the liability; (viii) revised our disclosure in Note 9 – Contingent Liabilities, page 16 to expand our disclosure to explain the nature of the parties’ violation, why we believe that we are entitled to keep the balance of the deposits and why one of the parties believes that they are owned additional funds regarding a sale of geoduck in 2002; (ix) revised our disclosure in Item 3 Controls and Procedures, page

21 to conform to the wording and timing requirements of Regulation S-B, Item 308(c); (x) revised Note 5 – Investment in Other Assets (Tenures) , page 13 to discuss the implications of late or non-payments to the government on our ability to renew shellfish tenures; and (xi) revised Note 10 – Stock Compensation Expense , page 17 to properly record the expense related to the issuance of certain shares.  No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.

In addition, we expanded the explanatory note to the forepart of our Quarterly Report on Form 10-QSB for the quarter ending May 31, 2006 to explain the reason for the amendment to such Quarterly Report.  Accordingly, the disclosure is revised as follows:

“We are filing this amendment number 1 to our Quarterly Report on Form 10-QSB for the quarter ended May 31, 2006, which was initially filed on July 17, 2006, to revise the following line items in the balance sheet for this same quarter: Accumulated deficit and Accumulated other comprehensive income.  We also corrected a typographical error in the Stockholders Deficit portion of our Balance Statement.  We are also filing this Amendment to ensure that information presented in all of our filings is consistent since we also filed an amendment to our Annual Report on Form 10-KSB for the year ending August 31, 2005 on July 17, 2006 and on this same day, as well as amendments to our Quarterly Report on Form 10-QSB for the quarters ending November 30, 2005 and February 28, 2006.   No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.”

1.

As requested, we expanded footnote (2) to the Summary Compensation Table in the Executive Compensation section of our Registration Statement on Form SB-2 to include the dates Mr. Boswell served as our President and Acting Chief Accounting Officer.  Since our Board recently approved our Compensation Committee’s recommendations regarding Mr. Boswell’s salary, we revised that information too.  Accordingly, we revised the footnote on page 33 of the SB-2 as follows:

“Mr. Boswell served as our President from March to June 2005, at which time Mr. Saunders replaced Mr. Boswell as President.  Mr. Boswell has served as our Acting Chief Accounting Officer since August 2005.  Mr. Boswell indirectly owns a minority interest in TriPoint Capital Advisors, LLC, a significant shareholder and party with which we maintain a consulting agreement.  The Board recently approved the Compensation Committee’s recommendation to pay TriPoint $15,000 per month, which includes fees for Mr. Boswell’s services as our Acting Chief Accounting during 2005, however TriPoint agreed to reduce such fee to $7,000 per month until our cash flow position improves, at which time the Committee will reconvene and recommend a return to $15,000 per month.  In addition, TriPoint has agreed not to accept any additional fees, other than expenses, until we are sufficiently funded to carry out our business and operations.  Although Mr. Boswell did not work for us in any capacity until 2005, we are required to include our last three fiscal years in the above table.  According to the above reasons, Mr. Boswell did not receive any compensation in 2003, 2004 or 2005.”

Responses to Previous SEC Division of Corporate Finance Comments Concerning the Qualified “Except for” Opinion on Island Scallops’ Ltd. Financial statements as of August 31, 2004 and Presenting Certain Financial Statements in U.S. Dollars.

15.

Per your previous comment 4 (from your letter dated May 3, 2006) and additional comment 7 (from your letter dated August 2, 2006) concerning the qualified “except for” opinion on Island Scallops’ Ltd. Financial statements as of August 31, 2004 and for the year then ended, we have completed an unqualified audit of these statements with our current auditors, L BB & Associates, Ltd. , LLP.  As such, we have updated the independent auditors report in our Form 10KSB for the fiscal year ended August 31, 2005 (originally filed December 14, 2005 and re-filed on Form 10-KSB/A on July 17, 2006) and labeled the 2004 columns as “audited”.   Our auditors decided that two separate opinions should be filed: their original letter from November 16, 2005 and a new letter to cover their 2004 audit.   The new, additional Independent Auditors report reads as follows:

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Edgewater Foods International, Inc.

Qualicum Beach, British Columbia, Canada

We have audited the accompanying consolidated balance sheet of Edgewater Foods International, Inc. as of August 31, 2004, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Edgewater Foods International, Inc. as of August 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of

America.

The accompanying financial statements have been prepared assuming that Edgewater Foods International, Inc. will continue as a going concern.  As discussed  in Note 18 to the  financial statements,  Edgewater Foods International, Inc. has incurred a net loss from operations  for the year ended August  31, 2004  totaling  approximately $135,000, has negative  net  worth approximating  $3,847,000  and current  liabilities  exceed  current assets by a significant amount. Edgewater Foods International, Inc. will require additional working capital to develop its business until Edgewater Foods International, Inc.  either (1) achieves a level of revenues adequate to generate  sufficient  cash  flows from  operations;  or (2)  obtains  additional financing  necessary  to  support  its  working  capital requirements.  These conditions raise substantial doubt about Edgewater Foods International, Inc. ability to continue as a going concern.  Management's plans regard to this matter are described in Note 18. The accompanying financial statements do not include any adjustments that might results from the outcome of these uncertainties.

LBB & Associates Ltd., LLP

Houston, Texas

October 2, 2006”

Our auditors also provided a specific letter to include in our Form 8-K originally filed on August 16, 2005 and amended and filed on Form 8-K/A on September 28, 2005, which reads as follows:

           “REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Edgewater Foods International, Inc.

Qualicum Beach, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of Island Scallops, Ltd. as of August 31, 2004 and 2003, and the related statements of operations, stockholders' deficit and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Island Scallops, Ltd. as of August 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years then ended, in conformity with the accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Island Scallops, Ltd. will continue as a going concern.  As discussed  in Note 2 to the  financial statements,  Island Scallops, Ltd. has incurred a net loss from operations  for the year ended August  31, 2004  totaling  approximately $135,000, has negative  net  worth approximating  $3,847,000  and current  liabilities  exceed  current assets by a significant amount. Island Scallops, Ltd. will require additional working capital to develop its business until Island Scallops either (1) achieves a level of revenues adequate to generate  sufficient  cash  flows from  operations;  or (2)  obtains  additional financing  necessary  to  support  its  working  capital requirements.  These conditions raise substantial doubt about Island Scallops, Ltd’s ability to continue as a going concern.  Management's plans regard to this matter are described in Note 2. The accompanying financial statements do not include any adjustments that might results from the outcome of these uncertainties.”

LBB & Associates Ltd., LLP

Houston, Texas

October 2, 2006”

Additionally and as requested, we will make the corresponding changes to the Island Scallops’ financial statements attached as an exhibit to our Form 8-K originally filed on August 16, 2005 and amended and filed on Form 8-K/A on September 28, 2005.  As such, we have updated Section 9 – Financial Statement and Exhibits on our Form 8-K/A and have filed the unqualified Island Scallops’ Financial Statements under part (a) financial statements of business acquired of Item 9.01:  Financial Statements and Exhibits.  We also note that per your comment 18 (from your letter dated May 3, 2006 ) we have filed these statements in U.S Dollars as opposed to Canadian Dollars. In order to assist with your review, we have sent via courier a hard copy of the updated Form 8-K/A, the Form 10 KSB/A and the SB-2, Pre-Effective Amendment No. 2.

Responses to SEC Division of Corporate Finance Letter dated August 16, 2006

(The numbers below correspond to the comment number contained within the August 16, 2006 letter.)

1.

We note your reference to the safe harbor provided to certain companies under the Private Securities Litigation Reform Act of 1995.  Given that your stock is deemed a penny stock as defined by Rule 3a51-1 of the Securities Act of 1934, please remove the reference to the safe harbor contained in that Act, as it is not available to you.

Response: As requested, our disclosure regarding forward looking statements on page 10 is revised as follows:

“From time to time, we may make written statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors on which such statements are based are assumptions concerning uncertainties, including but not limited to uncertainties associated with the following:

(a) volatility or decline of our stock price;

(b) potential fluctuation in quarterly results;

(c) our failure to earn revenues or profits;

(d) inadequate capital and barriers to raising the additional capital or to obtaining the financing needed to implement its business plans;

(e) inadequate capital to continue business;

(f) changes in demand for our products and services;

(g) rapid and significant changes in markets;

(h) litigation with or legal claims and allegations by outside parties; or

(i) insufficient revenues to cover operating costs.

There is no assurance that we will be profitable, we may not be able to successfully develop, manage or market our products and services, we may not be able to attract or retain qualified executives and technology personnel, our products and services may become obsolete, government regulation may hinder our business, additional dilution in outstanding stock ownership may be incurred due to the issuance of more shares, warrants and stock options, or the exercise of warrants and stock options, and other risks inherent in the our businesses.

We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-QSB and Annual Report on Form 10-KSB and any Current Reports on Form 8-K filed by us.  All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statement above.”

2.

We note your statement that “unless otherwise described below, the Selling Shareholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer….”  It does not appear that you have identified any person as a broker dealer or an affiliate of a broker-dealer.  If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.  If any selling shareholder is affiliated with a registered broker-dealer, please identify it as an underwriter unless you can disclose that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: Except as indicated below, to our knowledge, none of the selling shareholders is a broker-dealer, nor are any of the selling shareholders affiliated with a registered broker-dealer.  The Shemano Group, whose President and CEO are Gary Shemano and Christian Galatti, two of our selling shareholders, is a registered broker dealer; however, such shareholders received their shares in the ordinary course of business and at the time of issuance, did not have any agreements or understandings, directly or indirectly, with an party to distribute the securities.  Accordingly, our disclosure regarding the selling shareholders on page 11 is revised as follows:

“The following table sets forth certain information concerning the resale of the shares of common stock by the selling shareholders (the “Selling Shareholders”).  To our knowledge, no Selling Shareholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.  Unless otherwise indicated below, to our knowledge, none of the selling shareholders are broker-dealers or affiliates of a broker-dealer within the meaning of Section 3 of the Securities Exchange Act.

The Selling Shareholders may offer all or some portion of the shares of the common stock or the shares of common stock issuable upon conversion of the Series A Preferred

Stock and/or exercise of the warrants.  Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the Selling Shareholders upon termination of sales pursuant to this prospectus.  In addition, the Selling Shareholder identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. The amount of shares owned and offered hereby by the Selling Shareholders are calculated assuming a conversion ratio of one share of common stock for each share of Preferred Stock, which conversion price is subject to adjustment under certain circumstances.  See “Description of Securities.”  Individual beneficial ownership of the Selling Shareholders also includes shares of common stock that a person has the right to acquire within 60 days from September 29, 2006.  See “Description of Securities –Warrants.”

As of October 5 , 2006, there were 20,983,260 shares of our common stock outstanding and 7,887,999 shares of our preferred stock outstanding, which are treated on as converted basis for the purposes of computing the percentage of outstanding securities owned by the Selling Shareholders.    Unless otherwise indicated, the Selling Shareholders have the sole power to direct the voting and investment over the shares owned by them. We will not receive any proceeds from the resale of the common stock by the Selling Shareholders.  We estimate that our costs and expenses of registering the shares listed herein for resale will be approximately $10,000.

Unless otherwise indicated, all of the Selling Shareholders received their shares pursuant to the April, May, June or July 2006 financings, which are described above in Recent Developments, Series A Preferred Stock and Warrant Financings.”

3.

Please describe the material terms of the transactions in which each of the selling shareholders received their shares.  We believe that disclosure regarding the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-B.

Response: Most of the selling shareholders received their shares through our April, May, June or July 2006 private financings and we revised our disclosure accordingly, as stated above in our response to comment 2.  However, we also revised our disclosure in the footnotes to the selling shareholder table to reflect how shareholders not party to the private financings received their shares.  Please note that Chi Pai and Shu Ching Pai assigned their warrants to Michael Ross, Lauren Stock, Ijaz Malik, Providence Consulting, LLC and Niel Kleinman; we added such persons to the selling shareholder table.  Additionally, Pai’s International Trade, Inc. assigned their placement consultant warrants to Providence Consulting, LLC and Niel Kleinman and we revised such persons holdings accordingly.  Accordingly, we revised our disclosure to disclose the transactions in which selling shareholders received their shares in the footnotes to the selling shareholder table as follows:

Ownership of Common Stock by Selling Shareholders

Name of Selling Stockholder	Number of Shares prior to the Offering	Number of Shares Offered Hereby	Number of Shares To Be Owned After the Offering	Percentage of Ownership After the Offering (1)(2)(3)
Vision Opportunity Master Fund, Ltd.	22,107	20,822,108(4)	20,822,108	*
Michael Ross	753	728,750(5)	728,750	*
IRA FBO, Michael P. Ross, Pershing LLC as Custodian	0	200,003 (16)	200,003
Nite Capital, LP	0	1,000,001 (6)	1,000,001	*
IRA FBO, Richard M. Ross, Pershing LLC as Custodian	0	400,001 (7)	400,001	*
Irene S. Ross 2005 GS Trust	0	400,001 (8)	400,001	*
Lenore Rabin-Koster	0	200,003 (9)	200,003	*
Jack Halpern	0	800,003 (10)	800,003	*
Judith S. Brauner	0	200,003 (11)	200,003	*
Union Bancaire Privée	0	4,000,001 (12)	4,000,001	*
Pai’s International Trade, Inc.	0	1,344,000 (13)	1,344,000
Bridge Financing Group (doing business as “World Wide Mortgage Corporation”)	800,000	400,000 (13)	400,000	*
Aurelius Consulting Group, Inc.	100,000	100,000 (14)	100,000	*
Gallatin Consulting, Inc.	100,000	100,000 (1 5 )	100,000	*
Gary Shemano	12,500	12,500 (17)	12,500	*
Christian Galatti	12,500	12,500 (1 7 )	12,500	*
Lauren Stock	0	3,997 (1 8 )	3,997	*
Ijaz Malik	0	199,998 (19)	199,998	*
Providence Consulting, LLC	0	1,149,013(20)	1,149,013	*
Niel Kleinman	0	771,799(21)	771,799	*

* Less than 1% ownership of our common stock following the offering.

1)

All Percentages have been rounded up to the nearest one hundredth of one percent.

2)

Since we do not have the ability to control how many, if any, of their shares each of the selling shareholders listed above will sell, we have assumed that all of the selling shareholders will sell all of the shares offered herein for purposes of determining their percentage of ownership following the offering.

3)

The number of shares offered by this prospectus will vary from time to time based upon several factors including the amount of Preferred Stock the holder intends to convert and the amount of warrants that may be exercised.  See “Prospectus Summary – Recent Developments - Financing.”  Based upon the terms of the both the Preferred Stock and the warrants, holders may not convert the Preferred Stock and/or exercise the warrants, if on any date, such holder would be deemed the beneficial owner of more than 9.99% of the then outstanding shares of our common stock.  Additionally, the shares of Preferred Stock are subject to certain anti-dilution provisions, which would be triggered if we were to sell securities at a price below the price at which we sold the Preferred Stock.

4)

The person having voting, dispositive or investment powers over Vision Opportunity Master Fund, Ltd, is Adam Benowitz, Authorized Agent.  This amount includes 5,133,333 shares of common stock issuable upon conversion of Vision’s Series A Convertible Preferred Stock, 15,666,668 shares of common stock issuable upon exercise of Vision’s Warrants Vision received in the April, May, June and July 2006 financings and 22,107 shares of common stock Vision received as dividends on June 30, 2006.

5)

This amount includes 141,333 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock, 546,668 shares of common stock issuable upon exercise of his Warrants received in the April, May, June and July 2006 financings and 753 shares of common stock he received as dividends on June 30, 2006.  This amount also includes an additional 13,333 shares of common stock issuable upon conversion of 13,333 shares of Series A Convertible Preferred Stock and 26,664 shares of common stock issuable upon exercise of 26,664 Warrants Mr. Ross received from Chi Pai.

6)

The person having voting, dispositive or investment powers over Nite Capital is Keith Goodman, Authorized Agent.  This amount includes 333,333 shares of common stock issuable upon conversion of Nite’s Series A Convertible Preferred Stock and 666,668 shares of common stock issuable upon exercise of the warrants Nite received in the April, May, June and July 2006 financings.

7)

This amount includes 133,333 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 266,668 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

8)

This amount includes 133,333 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 266,668 shares of common stock issuable upon exercise of the Warrants she received in the April, May, June and July 2006 financings

9)

This amount includes 66,667 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 133,336 shares of common stock issuable upon exercise of the warrants she received in the April, May, June and July 2006 financings.

10)

This amount includes 266,667 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 533,336 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

11)

This amount includes 66,667 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 133,336 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

12)

The persons having voting, dispositive or investment powers over Union Bancaire Privée are Olivier Constantin and Franco Rossi, Authorized Agents.  This amount includes 1,333,333 shares of common stock issuable upon conversion of Duration’s Series A Convertible Preferred Stock and 2,666,668 shares of common stock issuable upon exercise of the warrants it received in the April, May, June and July 2006 financings.

13)

The person having voting, dispositive or investment powers over Pai’s International Trade, Inc. is Chi Pai.  This amount includes 1,344,000 shares of common stock underlying the placement consultant warrants Pai International received in the April, May, June and July 2006 financings for the placement consultant services they provided in connection with the April, May, June and July 2006 financings.

14)

The person having voting, dispositive or investment powers over The Bridge Financing Group is Randy Howarth, Authorized Agent.  The Bridge Financing Group received shares of our common stock as consideration for agreeing to extend the due date to April 15, 2006 for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and the Bridge Financing Group.

15)

The person having voting, dispositive or investment powers over Aurelius Consulting Group, Inc. is David Gentry, Authorized Agent.  In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services for an initial term of one year.  Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services.

16)

The person having voting, dispositive or investment powers over Gallatin Consulting, Inc. is Thomas Bostic Smith, Authorized Agent.  In June 2005, we engaged Gallatin Consulting, Inc. to provide investor relations services for an initial term of one year. Gallatin is entitled to receive 100,000 of our restricted common stock in consideration for their services, although the shares shall vest quarterly on a 25,000 shares per quarter basis.

17)

This amount includes 66,667 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and  133, 336 shares of common stock issuable upon exercise of his Warrants received in the April, May, June and July 2006 financings.

18)

At October 21, 2005 and November 11, 2005, our board approved the issuance of a total of 25,000 shares of our common stock to The Shemano Group, LLC for preparing a research report for the Company.  Mr. Shemano and Mr. Gallati are the President and CEO of The Shemano Group, which is a registered Broker-Dealer; however, as indicated herein, the shares were issued in the ordinary course of business and at the time of issuance, neither shareholder had any agreements or understandings, directly or indirectly, with any party to distribute the shares.

19)

This amount includes 1,333 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 2,664 shares of common stock issuable upon exercise of her Warrants received from Chi Pai.

20)

This amount includes 66,666 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 133,332 shares of common stock issuable upon exercise of his Warrants received from Chi Pai.

21)

The person having voting, dispositive or investment powers over Providence Consulting, LLC is Chi Pai, Authorized Agent.  This amount includes 65,335 shares of common stock issuable upon conversion of their Series A Convertible Preferred Stock, 130,676 shares of common stock issuable upon exercise of their Warrants received from Chi Pai and 953,002 shares of common stock issuable upon exercise of their placement consultant warrants received from Pai’s International Trade, Inc.

22)

This amount includes 66,667 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock, 133,332 shares of common stock issuable upon exercise of his Warrant received from Chi Pai and 571,801 shares of common stock issuable upon exercise of his placement consultant warrants received from Pai’s International Trade, Inc.

Please be advised that in connection with the foregoing responses, we acknowledge on behalf of our client, Edgewater Foods International, Inc., that:

•

Edgewater is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

Edgewater may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, on behalf of our client, we request that the Registration Statement be declared effective as soon as practicable.

We, on behalf of our client hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
/s/ Louis E. Taubman Louis E.Taubman
cc: Robert Saunders, CEO Edgewater Foods International